SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on March 11, 2021.

By letter dated March 11, 2021,  the company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	in million ARS
	12/31/2020	12/31/2019
Results of the period (three-month period)	(3,264)	2,278
Attributable to:
Shareholders of the controlling company	(3,002)	(6,461)
Non-controlling interest	(262)	8,739

2. Other integral results of the period	in million ARS
	12/31/2020	12/31/2019
Other integral results of the period	(6,240)	12,244
Attributable to:
Shareholders of the controlling company	(1,286)	(971)
Non-controlling interest	(4,954)	13,215

3. Total integral results of the period	in million ARS
	12/31/2020	12/31/2019
Total integral results of the period	(9,504)	14,522
Attributable to:
Shareholders of the controlling company	(4,288)	(7,432)
Non-controlling interest	(5,216)	21,954

4. Equity details	in million ARS
	12/31/2020	12/31/2019
Share Capital	499	499
Treasury shares	3	3
Comprehensive adjustment of capital stock and of treasury shares	11,827	11,828
Additional paid-in capital	12,694	12,694
Premium for trading of treasury shares	108	110
Legal Reserve	561	445
Special Reserve (Resolution CNV 609/12)	924	923
Cost of treasury share	(180)	(182)
Changes in non-controlling interest	(3,673)	(3,497)
Revaluation Surplus	1,544	1,133
Conversion reserve	5,195	4,602
Reserve for stocks-based payments	592	576
Other comprehensive subsidiary results	404	(366)
Hedging instruments	-	-
Reserve for purchase of securities issued by the company	104	118
Other subsidiary reserves	8	8
Retained earnings	(595)	(8,540)
Shareholders’ Equity attributable to controlling company’s shareholders	30,015	20,354
Non-controlling interest	61,584	93,514
Total shareholder's equity	91,599	113,868

 In compliance with the Article 63 Section l) 6) and 8) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 501,642,804 (including treasury shares), divided into 501,642,804 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

As of December 31, 2020, the Company’s principal shareholder and beneficial owner is Eduardo Sergio Elsztain. Direct or indirectly,  through the vehicles Inversiones Financieras del Sur S.A (IFISA), Agroinvestment S.A and Consultores Venture Capital Uruguay S.A.(CVCU), owns 182,111,933 shares, accounting for 36.47% of the share capital (net of treasury shares). Eduardo Sergio Elsztain is domiciled at Bolivar 108, 1st floor, Buenos Aires City Center, IFISA is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106, Montevideo, Uruguay, Agroinvestment S.A is a company incorporated and domiciled at Cambará 1620, 2nd floor, 202 office, Carrasco, Montevideo, Uruguay and CVCU is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106.

In addition, we report that as of December 31, 2020, after deducting direct and indirect Eduardo Sergio Elsztain's interest through IFISA, Agroinvestment and CVCU, and the treasury shares, the remaining shareholders held 317,296,552 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 63.53% of the issued and subscribed capital stock.

Below are the highlights for the three-month period ended December 31, 2020:

●
The net result for the first semester of fiscal year 2021 recorded a loss of ARS 3,264 million compared to a gain of ARS 2,278 million in the same period of 2020. The result from continuing operations recorded a gain of ARS 3,856 million mainly due to higher results from changes in the fair value of the investment properties from our subsidiary IRSA and lower losses from net financial results.

●
Adjusted EBITDA for the first semester of fiscal year 2021 reached ARS 8.894 million, 10.2% higher than in the same period of fiscal year 2020. Agribusiness adjusted EBITDA was ARS 1,354 million and urban properties and investments business (IRSA) adjusted EBITDA was ARS 7,540 million.

●
2021 Campaign is developing with high international commodity prices and under “Niña” weather conditions from moderate to neutral. We expect to plant approximately 260,000 ha.

●
As a subsequent event, we have sold our lands in Bolivia to our subsidiary Brasilagro for an amount of USD 30 million and subsequently, we subscribed 6.9 million shares within the framework of its capital increase for BRL 440 million, increasing our participation in Brasilagro, net of treasury shares, from 33.8% to 34.1%.

●
In February 2021, we sold 100% of Sociedad Anónima Carnes Pampeanas S.A., owner of a meatpacking facilities plant in La Pampa, Argentina, for the sum of USD 10 million.

●
In financial matters, during the quarter we completed an exchange of the Series XXIV Notes for a nominal value of USD 73.6 million and, as a subsequent event, we issued 90 million shares and 90 million warrants for the sum of USD 42.5 million.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
March 11, 2021